UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 17, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 disclosure for first half 2016 of UBS Group AG and UBS AG, which appears immediately following this page.

Basel III Pillar 3

First Half 2016  report

Table of contents

4	Introduction

5	Location of Pillar 3 disclosures

8	Our approach to measuring risk exposure and risk-weighted assets

10	Scope of regulatory consolidation
10	Table 1: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

11	Overview of exposures and risk-weighted assets

12	Table 2: Detailed segmentation of exposures and risk-weighted assets

14	Credit risk

15	Table 3: Regulatory gross credit risk exposure and RWA
15	Table 4: Regulatory gross credit risk exposure by geographical region
16	Table 5: Regulatory gross credit risk exposure by counterparty type
16	Table 6: Regulatory gross credit risk exposure by residual contractual maturity
17	Table 7: Credit risk mitigation for standardized and A-IRB approaches
17	Table 8: Regulatory gross credit risk exposure covered by guarantees and credit derivatives

17	Advanced internal ratings-based approach
18	Table 9a: Sovereigns – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings
19	Table 9b: Banks – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings
20	Table 9c: Corporates – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings
21	Table 9d: Residential mortgages – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings
22	Table 9e: Lombard lending – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings
23	Table 9f: Qualifying revolving retail exposures – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

24	Table 9g: Other retail – A-IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

25	Standardized approach
25	Table 10a: Regulatory gross and net credit risk exposure by risk weight under the standardized approach
26	Table 10b: Regulatory net credit risk exposure under the standardized approach risk weighted using external ratings
26	Table 11: Eligible financial collateral recognized under the standardized approach

27	Impairment, default and credit loss
27	Table 12: Impaired assets by geographical region
27	Table 13: Impaired assets by exposure segment
28	Table 14: Changes in allowances and provisions
28	Table 15: Total actual and expected credit losses

29	Derivatives credit risk
29	Table 16: Credit risk exposure of derivative instruments

30	Other credit risk information
30	Table 17: Credit derivatives

31	Equity instruments in the banking book

31	Table 18: Equity instruments in the banking book

32	Market risk

32	Table 19: Regulatory value-at-risk (10-day, 99% confidence, five years of historical data) by business division and Corporate Center unit and general market risk type
33	Table 20: Group: backtesting regulatory value-at-risk (1-day, 99% confidence, five years of historical data)
34	Table 21: Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center unit and general market risk type
35	Table 22: Incremental risk charge by business division and Corporate Center unit
35	Table 23: Comprehensive risk measure

36	Securitization

36	Table 24: Securitization / resecuritization

37	Objectives, roles and involvement

38	Securitization exposures in the banking and trading book

39	Table 25: Securitization activity for the period in the banking book
40	Table 26: Securitization activity for the period in the trading book
41	Table 27: Outstanding securitized exposures
42	Table 28: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
42	Table 29: Exposures intended to be securitized in the banking and trading book
43	Table 30: Securitization positions retained or purchased in the banking book
44	Table 31: Securitization positions retained or purchased in the trading book
45	Table 32a: Capital requirement for securitization / resecuritization positions retained or purchased in the banking book
45	Table 32b: Securitization / resecuritization exposures treated under the ratings-based approach by rating clusters – banking book
45	Table 32c: Securitization / resecuritization exposures treated under the supervisory formula approach by rating clusters – banking book
46	Gains on sale – securitization exposures to be deducted from Swiss SRB tier 1 capital
46	Securitization exposures subject to early amortization in the banking and trading book
46	Resecuritization positions retained or purchased in the banking book
46	Table 33: Resecuritization positions retained or purchased in the trading book
46	Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach
47	Table 34: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
47	Table 35a: Securitization positions and capital requirement for trading book positions subject to the securitization framework
48	Table 35b: Securitization / resecuritization exposures treated under the ratings-based approach by rating clusters – trading book
48	Table 35c: Securitization / resecuritization exposures treated under the supervisory formula approach by rating clusters – trading book
48	Table 36: Capital requirement for securitization positions related to correlation products

49	Balance sheet reconciliation

49	Table 37: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

51	Composition of capital

52	Table 38: Composition of capital

55	Basel III capital requirements for G-SIBs

Contacts

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Basel III Pillar 3 First Half 2016 report

Introduction

The capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures annually, as well as an update of quantitative disclosures and any significant changes to qualitative information semi-annually. This report relates to UBS Group AG on a consolidated basis and is based on phase-in rules under the Bank for International Settlements (BIS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation. It provides an update to our BIS Basel III Pillar 3 disclosures as presented in our Annual Report 2015, to the extent that this information was not already provided in our first and second quarter 2016 reports. In the first half of 2016, we did not have any significant changes to qualitative information.

Capital information as of 30 June 2016 for UBS Group AG (consolidated) is provided in the “Capital management” section of our second quarter 2016 report. Total and tier 1 capital ratios related to the significant bank subsidiaries UBS AG, UBS Switzerland AG and UBS Limited, are also disclosed in the “Legal entity financial and regulatory information” section of our second quarter 2016 report. Moreover, selected regulatory information for UBS AG (consolidated) is presented in the “Capital management” section of the UBS AG second quarter 2016 report.

→     Refer to the “Capital management” section of our second quarter 2016 report for more information on regulatory requirements

→     Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information on G-SIB indicators and previous Pillar 3 reports

Revised requirements for Swiss systemically relevant banks

In May 2016, the Swiss Federal Council adopted the amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework which became effective on 1 July 2016. Disclosures in this report are prepared on the basis of the Swiss SRB requirements applicable as of 30 June 2016.

→   Refer to the “Capital management” section of our second quarter 2016 report for more information on the regulatory framework and requirements

Revised Pillar 3 disclosure requirements

In January 2015, the Basel Committee on Banking Supervision (BCBS) issued revised Pillar 3 disclosure requirements that aim to improve comparability and consistency of disclosures, through the introduction of harmonized templates. The revised requirements will be applicable to our Pillar 3 disclosures from 31 December 2016 onward.

Location of Pillar 3 disclosures

The following table provides an overview of Pillar 3 disclosures in our UBS Group AG Annual Report 2015 and in other locations, including our second quarter 2016 report, where relevant.

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2015	Location in our second quarter 2016 report or elsewhere
Scope of consolidation and transfer restrictions

Consolidated financial statements

– Note 1 Summary of significant accounting policies

– Note 25 Restricted and transferred financial assets

– Note 30 Interests in subsidiaries and other entities

Consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Scope of regulatory consolidation (on page 654)

Table 1: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

Capital structure	Capital management (on pages 253 – 257, 260)	Capital management (on pages 60 and 63) Legal entity information (on pages 131, 135 and 138)
Capital adequacy	Capital management (on page 249)	Capital management (on pages 58 – 73) Legal entity information (on pages 131, 135 and 138)
Capital instruments	Capital management (on pages 258 – 259) “Bondholder information” at www.ubs.com/investors	Capital management (on page 59) “Bondholder information” at www.ubs.com/investors
BIS Basel III leverage ratio	Capital management (on page 275) “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors
Risk management objectives, policies and methodologies – qualitative disclosures	Risk management and control (on pages 165 – 233) Currency management (on page 247) Capital management (on page 250)
Risk-weighted assets

Capital management (on pages 263 –  266)

Consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Overview of exposures and risk-weighted assets (on pages 655 – 657)

Table 2: Detailed segmentation of exposures and risk-weighted assets

Capital management (on pages 67 – 68)

Basel III Pillar 3 First Half 2016 report

Location of Pillar 3 disclosures (continued)

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2015	Location in our second quarter 2016 report or elsewhere
Credit risk

Risk management and control (on pages 177, 196 –  201)

Information on

–     Impaired assets by region,

–     Impaired assets by exposure segment, and on

–     Changes in allowances and provisions (on pages 181–186)

Treasury management (on page 244)

Consolidated financial statements

– Note 14 Derivative instruments and hedge accounting

– Note 26 Offsetting financial assets and financial liabilities

Consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Credit risk (on pages 658 –  679)

Table 3:    Regulatory credit risk exposure and RWA

Table 4:    Regulatory gross credit risk exposure by geographical  region

Table 5:    Regulatory gross credit risk exposure by counterparty type

Table 6:    Regulatory gross credit risk exposure by residual contractual maturity

Table 7:    Credit risk mitigation for standardized and A-IRB approaches

Table 8:    Regulatory gross credit risk exposure covered by guarantees  and credit derivatives

Table 9a: Sovereigns – A-IRB approach: Regulatory net credit risk exposure,  weighted  average  PD,  LGD and RWA  by internal UBS ratings

Table 9b: Banks – A-IRB approach: Regulatory net credit risk exposure,  weighted  average  PD,  LGD and RWA  by internal UBS ratings

Table 9c:   Corporates  – A-IRB approach: Regulatory net credit risk exposure,  weighted  average  PD,  LGD and RWA  by internal UBS ratings

Table 9d: Residential mortgages – A-IRB approach: Regulatory net credit risk exposure,  weighted average  PD,  LGD and RWA  by internal UBS ratings

Table 9e: Lombard lending – A-IRB approach: Regulatory net credit risk exposure,  weighted average  PD,  LGD and RWA  by internal UBS ratings

Table 9f:   Qualifying revolving retail exposures – A-IRB approach: Regulatory net credit risk exposures,  weighted average  PD,  LGD and RWA  by internal UBS ratings

Table 9g: Other retail – A-IRB approach: Regulatory net credit risk exposure,  weighted  average  PD,  LGD and RWA  by internal UBS ratings

Table 10a: Regulatory gross and net credit risk exposure by risk weight under the standardized approach

Table 10b: Regulatory net credit risk exposure under the standardized approach risk weighting using external ratings

Table 11: Eligible financial collateral  recognized under

                the standardized approach

Table 12: Breakdown by exposure segments

Table 13: Total actual and expected credit losses

Location of Pillar 3 disclosures (continued)

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2015	Location in our second quarter 2016 report or elsewhere
Credit risk (continued)	Table 14: Credit risk exposure of derivative instruments Table 15: Credit derivatives Table 16: Equity instruments in the banking book
Market risk	Risk management and control (on pages 204 – 205) Information on Group regulatory value-at-risk (on pages 207, 209 – 216) Consolidated financial statements – Note 24 Fair value measurement
Operational risk	Risk management and control (on pages 230 – 233)
Interest rate risk in the banking book	Risk management and control (on pages 217 – 221)	Risk management and control (on pages 49 and 52 in our second quarter 2016 report and pages 63 and 67 in our first quarter 2016 report)
Securitization

Consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Securitization (on pages 681 –  694)

Table 17: Securitization /  resecuritization

Table 18: Securitization activity for the year in the banking book

                Securitization activity for the year in the trading book

Table 19: Outstanding securitized exposures

Table 20: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

Table 21: Exposures intended to be securitized in the banking and trading  book

Table 22: Securitization positions retained or purchased in the banking book

Table 23: Securitization positions retained or purchased in the trading  book

Table 24a:               Capital requirement for securitization /  resecuritization positions retained or purchased in the banking book

Table 24b:               Securitization /  resecuritization exposures treated under the ratings-based  approach by rating  clusters – banking book

Table 24c: Securitization  /  resecuritization exposures treated under the supervisory formula approach by rating  clusters – banking book

Gains on sale – securitization exposures to be deducted from Swiss SRB tier 1 capital

Securitization exposures subject to early amortization in the banking and trading  book

Resecuritization positions retained or purchased in the banking book

Table 25: Resecuritization positions retained or purchased in the trading  book

Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach

Table 26: Correlation products subject to the comprehensive

                risk measure or the securitization framework  for specific risk

Table 27a: Securitization positions and capital requirement for trading  book positions subject to the securitization framework

Basel III Pillar 3 First Half 2016 report

Location of Pillar 3 disclosures (continued)

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2015	Location in our second quarter 2016 report or elsewhere
Securitization (continued)

Table 27b: Securitization  /  resecuritization exposures treated under the ratings-based  approach by rating  clusters – trading  book

Table 27c: Securitization  /  resecuritization exposures treated under the supervisory formula approach by rating  clusters – trading book

Table 28: Capital requirement for securitization positions related to correlation products

Balance sheet reconciliation

Consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Balance sheet reconciliation (on pages 695 –  696)

Table 29:                 Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

Composition of capital	Consolidated supplemental disclosures required under Basel III Pillar 3 regulations Composition of capital (on pages 697 – 700) Table 30: Composition of capital
G-SIB indicators (annual disclosure requirement only)	Consolidated supplemental disclosures required under Basel III Pillar 3 regulations G-SIB indicator (on page 701) “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors
Remuneration (annual disclosure requirement only)	Compensation (on pages 342 – 343, 344, 348, 353 – 354, 356 – 357, 360, 364, 368 – 372, 373 – 374, 376 – 379) Corporate governance (on page 308)
Equity attribution and performance measurement	Measurement of performance (on page 39) Equity attribution framework (on pages 280 – 281)	Equity attribution and return on attributed equity (on page 73)
Legal entity information	Legal entity financial and regulatory information (on pages 602 – 605, 613 – 616)	Legal entity financial and regulatory information (on pages 131, 135)

Our approach to measuring risk exposure and risk-weighted assets

Measures of risk exposure may differ, depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for risk management and control purposes. Our Basel III Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required to underpin those risks.

The table on the next page provides a summary of the approaches we use for the main risk categories to derive risk-weighted assets (RWA).

The naming conventions for the exposure segments used in the following tables are based on BIS rules and may differ from those under Swiss and EU regulations. For example, “sovereigns” under the BIS naming convention are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” are “institutions” and “residential mortgages” are “claims secured by residential real estate.”

Our RWA are calculated according to the BIS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required under FINMA regulation.

→     Refer to the “Capital management” section of our second quarter 2016 report for more information on differences between Swiss SRB and BIS Basel III capital regulations

Category	UBS approach
Credit risk
Credit risk by exposure segment

Under the advanced internal ratings-based (A-IRB) approach applied for the majority of our businesses, counterparty risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models to measure the credit risk exposures to third parties on derivatives and securities financing transactions. All internal credit risk models are approved by FINMA. For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.

Securitization / resecuritization in the banking book

Securitization / resecuritization exposures in the banking book are generally assessed using the ratings-based approach, applying risk weights based on external ratings. For certain exposures, the supervisory formula-based approach is applied, considering the A-IRB risk weights.

Equity instruments in the banking book	Simple risk weight method under the IRB approach.
Credit valuation adjustment (CVA)

The credit valuation adjustment (CVA) is an additional capital requirement to the existing counterparty credit risk default charge. Banks are required to hold capital for the risk of mark-to-market losses (i.e., CVA) associated with the deterioration of counterparty credit quality. The model that we use is approved by FINMA. For a subset of our credit portfolio, we apply the standardized approach.

Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus- payment transactions under the BIS Basel III framework.
Non-counterparty- related risk

The required capital for non-counterparty-related assets such as our premises, other property, equipment and software, deferred tax assets on temporary differences and defined benefit plans is calculated according to prescribed regulatory risk weights.

Market risk
Value-at-risk (VaR)

The regulatory capital requirement is calculated using a variety of methods approved by FINMA. The components are value- at-risk (VaR), stressed VaR (SVaR), an add-on for risks which are potentially not fully modeled in VaR (RniV), the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book, which is described below. Details on the derivation of RWA for each of these components are provided in the “Risk management and control” section of our Annual Report 2015.

Stressed VaR (SVaR)
Add-on for risks-not- in-VaR (RniV)
Incremental risk charge (IRC)
Comprehensive risk measure (CRM)
Securitization / resecuritization in the trading book

Securitization / resecuritization in the trading book are assessed for their general market risk as well as for their specific risk. The capital requirement for general market risk is determined by the VaR and SVaR methods, whereas the capital requirement for specific risk is determined using the CRM method or the ratings-based approach, applying risk weights based on external ratings.

Operational risk	Our model to quantify operational risk meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA.

→   Refer to the “Risk management and control” section of our Annual Report 2015 for more information

Basel III Pillar 3 First Half 2016 report

Scope of regulatory consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation.

→     Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of our Annual Report 2015 for more information

The main differences in the basis of consolidation between IFRS and regulatory capital purposes relate to the following entities as of 30 June 2016:

–   Investments in insurance, real estate and commercial companies as well as investment vehicles that were consolidated under IFRS, but not for regulatory capital purposes, and were subject to risk weighting;

–   Joint ventures that were fully consolidated for regulatory capital purposes, but were accounted for under the equity method under IFRS;

–   One entity that has issued preferred securities that were consolidated for regulatory capital purposes but not consolidated under IFRS. This entity holds bonds issued by UBS AG, which are eliminated in the consolidated regulatory capital accounts. This entity does not have material third-party asset balances and its equity is attributable to non-controlling interests in UBS Group AG consolidated accounts.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. As of 30 June 2016, entities consolidated under IFRS, but not included in the regulatory scope of consolidation, did not report any significant capital deficiencies.

In the banking book, certain equity investments are not required to be consolidated under IFRS or in the regulatory scope. These investments mainly consist of infrastructure holdings and joint operations (for example, settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group.

→     Refer to “Table 18: Equity instruments in the banking book” of this report for more information on the measurement of equity instruments

→   Refer to “Table 37: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” of this report for more information

→     Refer to “Note 25 Restricted and transferred financial assets” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on transferability restrictions under IFRS 12

→     Refer to “Asset encumbrance” in the “Treasury management” section of our Annual Report 2015  for more information

Table 1: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

	30.6.16
CHF million	Total assets¹	Total equity¹	Purpose
UBS Asset Management Life Ltd – Long Term Fund	8,987	12	Life insurance
UBS International Life Designated Activity Company	5,415	80	Life Insurance
A&Q Alternative Solution Limited	571	554²	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	569	569²	Investment vehicle for feeder funds
A&Q Alpha Select Hedge Fund XL	221	111²	Investment vehicle for multiple investors
UBS Life Insurance Company USA	175	42	Life Insurance
Nineteen 77 Global Multi-Strategy Alpha (Levered) Limited	164	161²	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund Limited	156	152²	Investment vehicle for multiple investors
A&Q Global Alpha Strategies XL Limited	138	69²	Investment vehicle for multiple investors

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

Overview of exposures and risk-weighted assets

“Table 2: Detailed segmentation of exposures and risk-weighted assets” and subsequent tables provide a breakdown according to BIS-defined exposure segments as follows:

–   Sovereigns,  consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–   Banks,  consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework and exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity.

–   Corporates,  consisting of all exposures that do not fit into any of the other exposure segments. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies and funds, including managed funds.

–   Central counterparties (CCP) consisting of clearing houses that interpose themselves between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer. A CCP becomes a counterparty to trades with market participants through novation, an open offer system, or another legally binding arrangement.

–   Retail,  Residential mortgages, consisting of residential mortgages, regardless of exposure size, if the debtor occupies or rents out the mortgaged property.

–   Retail,  Lombard lending, consisting of loans made against the pledge of eligible marketable securities, guarantees and other forms of collateral.

–   Retail,  Qualifying revolving retail exposures, consisting of unsecured revolving credits that exhibit appropriate loss characteristics relating to credit card relationships treated under the advanced internal ratings-based (A-IRB) approach.

–   Retail,  Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

Table 2 also shows the gross and net exposure at default (EAD) per risk type and exposure segment, which form the basis for the calculation of RWA, as well as the capital requirement per exposure segment.

Gross EAD increased by CHF 18 billion to CHF 742 billion and net EAD by CHF 19 billion to CHF 729 billion in the first half of 2016. Both increases were mainly driven by an increase of CHF 21 billion related to credit risk, partly offset by a reduction of CHF 2 billion related to non-counterparty-related risk. This increase in credit risk was primarily a result of higher exposure to sovereigns due to an increase in high-quality liquid assets (HQLA), mainly to meet liquidity requirements applicable to our US operations from July 2016. The lower non-counterparty-related risk EAD was driven by the phase-in effect of a higher capital deduction of deferred tax assets on temporary differences from common equity tier 1 capital. This capital deduction increased from 40% in 2015 to 60% in 2016.

RWA increased by CHF 4 billion to CHF 217 billion as of 30 June 2016. Higher credit risk RWA and higher operational risk RWA were partly offset by lower non-counterparty-related risk RWA and market risk RWA.

Capital requirements presented in the following tables are calculated based on our Swiss SRB total capital requirement of 14.3% of RWA as of 30 June 2016 and 12.6% of RWA as of 31 December 2015.

→   Refer to the table “Risk-weighted assets by business division and Corporate Center unit” in the “Capital management” section of our first and second quarter 2016 reports for more information

→   Refer to the table “Risk-weighted assets movement by key driver – fully applied” in the “Capital management” section of our first and second quarter 2016 reports for more information on RWA movements

Basel III Pillar 3 First Half 2016 report

Table 2: Detailed segmentation of exposures and risk-weighted assets

	30.6.16
	Swiss SRB (phase-in)
	Gross EAD	A-IRB / model-based approach			Standardized approach			Total
CHF million	Total	Net EAD	RWA¹	Capital requirement²	Net EAD	RWA¹	Capital requirement²	Net EAD	RWA¹	Capital requirement²
Credit risk	723,844	581,133	90,365	12,954	129,796	20,296	2,909	710,929	110,661	15,863
Credit risk by exposure segment³	718,826	576,524	81,587	11,695	129,458	17,938	2,571	705,982	99,525	14,267
Sovereigns	185,639	146,491	3,520	505	39,148	373	54	185,639	3,893	558
Banks	48,357	42,640	8,199	1,175	4,425	1,132	162	47,066	9,332	1,338
Corporates	164,913	142,094	44,275	6,347	11,266	8,189	1,174	153,360	52,464	7,521
Central counterparties	64,625				64,625	2,499	358	64,625	2,499	358
Retail	255,292	245,298	25,593	3,669	9,994	5,744	823	255,292	31,336	4,492
Residential mortgages	136,925	130,974	19,262	2,761	5,951	2,234	320	136,925	21,496	3,081
Lombard lending	112,146	112,146	5,471	784				112,146	5,471	784
Qualifying revolving retail exposures	1,523	1,523	531	76				1,523	531	76
Other retail	4,698	655	329	47	4,043	3,510	503	4,698	3,839	550
Securitization / resecuritization in the banking book	3,254	3,254	544	78				3,254	544	78
Equity instruments in the banking book⁴	1,196	1,196	3,861	553				1,196	3,861	553
Credit valuation adjustment (CVA)			4,208	603		2,041	293		6,249	896
Settlement risk	568	160	166	24	337	317	46	497	483	69
Non-counterparty-related risk	17,262				17,262	18,986	2,722	17,262	18,986	2,722
Deferred tax assets	7,418				7,418	10,841	1,554	7,418	10,841	1,554
Property, equipment and software	7,893				7,893	7,893	1,131	7,893	7,893	1,131
Other	1,951				1,951	252	36	1,951	252	36
Market risk	1,170	1,170	10,552	1,513				1,170	10,552	1,513
Value-at-risk (VaR)			1,217	174					1,217	174
Stressed value-at-risk (SVaR)			3,950	566					3,950	566
Add-on for risks-not-in-VaR (RNiV)			2,629	377					2,629	377
Incremental risk charge (IRC)			2,061	295					2,061	295
Comprehensive risk measure (CRM)			96	14					96	14
Securitization / resecuritization in the trading book⁵	1,170	1,170	598	86				1,170	598	86
Operational risk			76,471	10,962					76,471	10,962
Total	742,276	582,303	177,388	25,429	147,057	39,283	5,631	729,360	216,671	31,060

1 Refer to the “Capital management” section of our second quarter 2016 report for more information on the differences between phase-in and fully applied RWA.    2 Calculated based on our Swiss SRB total capital requirement of 14.3% of RWA.    3 Includes stressed effective expected positive exposure (sEPE), most of which relates to exposures to Banks and Corporates.    4 Simple risk weight method applied.    5 The EAD of securitization positions equals the fair value of the net long and net short securitization positions retained or purchased in the trading book.

Table 2: Detailed segmentation of exposures and risk-weighted assets (continued)

	31.12.15
	Swiss SRB (phase-in)
	Gross EAD	A-IRB / model-based approach			Standardized approach			Total
CHF million	Total	Net EAD	RWA¹	Capital requirement²	Net EAD	RWA¹	Capital requirement²	Net EAD	RWA¹	Capital requirement²
Credit risk	703,326	571,755	85,210	10,757	118,036	19,231	2,428	689,792	104,441	13,184
Credit risk by exposure segment³	697,240	566,121	76,653	9,676	117,604	17,147	2,165	683,725	93,800	11,841
Sovereigns	162,229	138,754	2,710	342	23,475	317	40	162,229	3,027	382
Banks	50,210	44,217	7,934	1,002	4,561	1,115	141	48,778	9,050	1,142
Corporates	159,570	137,438	41,768	5,273	10,048	7,051	890	147,486	48,819	6,163
Central counterparties	69,193				69,193	2,846	359	69,193	2,846	359
Retail	256,039	245,712	24,241	3,060	10,327	5,817	734	256,039	30,058	3,794
Residential mortgages	136,696	130,408	17,617	2,224	6,288	2,360	298	136,696	19,977	2,522
Lombard lending	113,131	113,131	5,743	725				113,131	5,743	725
Qualifying revolving retail exposures	1,504	1,504	526	66				1,504	526	66
Other retail	4,708	669	355	45	4,038	3,457	436	4,708	3,812	481
Securitization / resecuritization in the banking book	4,207	4,207	707	89				4,207	707	89
Equity instruments in the banking book⁴	1,272	1,272	4,072	514				1,272	4,072	514
Credit valuation adjustment (CVA)			3,557	449		1,798	227		5,355	676
Settlement risk	607	155	221	28	432	286	36	587	508	64
Non-counterparty-related risk	19,652				19,652	20,743	2,619	19,652	20,743	2,619
Deferred tax assets	9,634				9,634	12,901	1,629	9,634	12,901	1,629
Property, equipment and software	7,612				7,612	7,612	961	7,612	7,612	961
Other	2,406				2,406	230	29	2,406	230	29
Market risk	1,263	1,263	12,063	1,523				1,263	12,063	1,523
Value-at-risk (VaR)			1,528	193					1,528	193
Stressed value-at-risk (SVaR)			2,835	358					2,835	358
Add-on for risks-not-in-VaR (RNiV)			4,212	532					4,212	532
Incremental risk charge (IRC)			2,732	345					2,732	345
Comprehensive risk measure (CRM)			84	11					84	11
Securitization / resecuritization in the trading book⁵	1,263	1,263	672	85				1,263	672	85
Operational risk			75,055	9,475					75,055	9,475
Total	724,241	573,018	172,328	21,754	137,688	39,974	5,046	710,706	212,302	26,800

1 Refer to the “Capital management” section of our Annual Report 2015 for more information on the differences between phase-in and fully applied RWA.    2 Calculated based on our Swiss SRB total capital requirement of 12.6% of RWA.    3 Includes stressed effective expected positive exposure (sEPE), most of which relates to exposures to Banks and Corporates.    4 Simple risk weight method applied.    5 The EAD of securitization positions equals the fair value of the net long and net short securitization positions retained or purchased in the trading book.

Basel III Pillar 3 First Half 2016 report

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the A-IRB approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS. The following credit risk-related tables are based on Swiss SRB phase-in requirements and correspond to the credit risk by exposure segment which is shown above in “Table 2: Detailed segmentation of exposures and risk-weighted assets.”

→     Refer to the “Risk management and control” section of our Annual Report 2015 for more information

The regulatory gross credit exposure for banking products is equal to the drawn loan amounts represented on the balance sheet, with the exception of off-balance sheet commitments where the regulatory gross credit exposure is calculated by applying a credit conversion factor to the undrawn amount or contingent claim.

Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EPE) and stressed EPE (sEPE) as defined in the Basel III framework. However, for the rest of the portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For the majority of securities financing transactions (securities borrowing / lending and repurchase agreements / reverse repurchase agreements), we determine the regulatory gross credit exposure using the close-out period (COP) approach. The regulatory gross credit exposure for traded products is equal to regulatory net credit exposure in “Table 2: Detailed segmentation of exposures and risk-weighted assets“ and the credit risk tables on the following pages.

The regulatory net credit risk exposure detailed in the tables on the following pages is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. The information on impaired and defaulted assets, consistent with the regulatory capital treatment, is presented in the “Impairment, default and credit loss” section of this report.

Table 3: Regulatory gross credit risk exposure and RWA

This table shows the derivation of RWA from the regulatory gross credit risk exposure broken down by major types of regulatory gross credit risk exposure according to classes of financial instruments.

	Exposure				Average regulatory risk weighting in %¹	RWA²
CHF million, except where indicated	Average regulatory gross credit risk exposure³	Regulatory gross credit risk exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit risk exposure
Cash and balances with central banks	99,018	93,408		93,408	1	630
Due from banks⁴	11,228	11,092		11,092	23	2,499
Loans	304,172	304,879	(11,411)	293,468	16	47,642
Financial assets designated at fair value	50,292	62,067	(410)	61,656	3	2,034
Guarantees, commitments and forward starting transactions	29,404	27,583	(728)	26,855	41	10,933
Banking products	494,114	499,029	(12,550)	486,479	13	63,738
Derivatives	78,106	82,572		82,572	20	16,724
Cash collateral on derivative instruments	40,790	36,613		36,613	5	1,825
Securities financing	58,563	61,478		61,478	9	5,567
Traded products	177,459	180,663		180,663	13	24,116
Trading portfolio assets	7,355	7,611		7,611	33	2,545
Financial assets available for sale and held to maturity	26,683	21,065		21,065	5	1,129
Other assets	10,460	10,459	(295)	10,164	79	7,997
Other products	44,497	39,134	(295)	38,840	30	11,671
Total 30.6.16	716,070	718,826	(12,844)	705,982	14	99,525
Total 31.12.15	702,820	697,240	(13,515)	683,725	14	93,800

1 Calculated as a ratio of regulatory net credit risk exposure to the corresponding RWA.    2 The derivation of RWA is based on the various credit risk parameters of the A-IRB approach and the standardized approach.    3 The average regulatory gross credit exposure represents the average of the applicable quarter-end exposures for the relevant reporting periods.    4 Includes non-bank financial institutions.

Table 4: Regulatory gross credit risk exposure by geographical region

This table provides a breakdown of our portfolio by major types of regulatory gross credit risk exposure according to classes of financial instruments by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total regulatory gross credit risk exposure	Total regulatory net credit risk exposure
Cash and balances with central banks	4,747			24,077	51,904	12,680	93,408	93,408
Due from banks¹	2,466	58	315	3,544	1,040	3,669	11,092	11,092
Loans	21,671	5,853	4,475	78,272	161,414	33,193	304,879	293,468
Financial assets designated at fair value	5,159			28,276	1,681	26,951	62,067	61,656
Guarantees, commitments and forward starting transactions	743	309	384	13,884	7,429	4,834	27,583	26,855
Banking products	34,786	6,220	5,174	148,053	223,468	81,327	499,029	486,479
Derivatives	9,467	730	563	29,888	8,323	33,602	82,572	82,572
Cash collateral on derivative instruments	4,797	31	68	13,891	175	17,651	36,613	36,613
Securities financing	4,841	661	1,311	30,907	2,679	21,079	61,478	61,478
Traded products	19,104	1,422	1,941	74,686	11,177	72,332	180,663	180,663
Trading portfolio assets	165	5	20	3,947	12	3,462	7,611	7,611
Financial assets available for sale and held to maturity	980	73		12,180	1,329	6,504	21,065	21,065
Other assets	584	64	17	5,849	980	2,964	10,459	10,164
Other products	1,729	141	37	21,976	2,322	12,931	39,134	38,840
Total 30.6.16	55,619	7,784	7,152	244,715	236,967	166,590	718,826	705,982
Total 31.12.15	52,142	7,418	7,293	233,868	228,793	167,727	697,240	683,725
1 Includes non-bank financial institutions.

Basel III Pillar 3 First Half 2016 report

Table 5: Regulatory gross credit risk exposure by counterparty type

This table provides a breakdown of our portfolio by major types of regulatory gross credit risk exposure according to classes of financial instruments by counterparty type. The counterparty type is different from the BIS-defined exposure segments used in certain other tables in this section.

CHF million	Private individuals	Corporates¹	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit risk exposure	Total regulatory net credit risk exposure
Cash and balances with central banks			93,408		93,408	93,408
Due from banks¹				11,092	11,092	11,092
Loans	196,418	105,801	2,660		304,879	293,468
Financial assets designated at fair value	522	4,332	47,793	9,420	62,067	61,656
Guarantees, commitments and forward starting transactions	2,381	23,369	28	1,805	27,583	26,855
Banking products	199,321	133,502	143,888	22,317	499,029	486,479
Derivatives	2,947	53,130	5,508	20,987	82,572	82,572
Cash collateral on derivative financial instruments	19	34,810	570	1,214	36,613	36,613
Securities financing	38	39,567	5,930	15,943	61,478	61,478
Traded products	3,004	127,507	12,008	38,144	180,663	180,663
Trading portfolio assets		2,000	5,446	164	7,611	7,611
Financial assets available for sale and held to maturity		6,894	6,907	7,264	21,065	21,065
Other assets	4,739	3,403	1,466	851	10,459	10,164
Other products	4,739	12,297	13,819	8,280	39,134	38,840
Total 30.6.16	207,064	273,307	169,715	68,741	718,826	705,982
Total 31.12.15	206,984	282,478	144,763	63,015	697,240	683,725
1 Includes non-bank financial institutions.

Table 6: Regulatory gross credit risk exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of regulatory gross credit risk exposure according to classes of financial instruments by residual contractual maturity, not taking into account any early redemption features.

CHF million	On demand¹	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total regulatory gross credit risk exposure	Total regulatory net credit risk exposure
Cash and balances with central banks	93,407				93,408	93,408
Due from banks²	9,911	1,127	25	29	11,092	11,092
Loans	41,479	141,467	72,727	49,206	304,879	293,468
Financial assets designated at fair value		30,527	30,948	593	62,067	61,656
Guarantees, commitments and forward starting transactions		9,542	15,137	2,904	27,583	26,855
Banking products	144,797	182,663	118,836	52,732	499,028	486,479
Derivatives	517	54,249	13,630	14,177	82,572	82,572
Cash collateral on derivative instruments	10,711	7,581	8,154	10,167	36,613	36,613
Securities financing	47,350	12,781	1,347		61,478	61,478
Traded products	58,577	74,611	23,131	24,344	180,663	180,663
Trading portfolio assets		395	546	6,670	7,611	7,611
Financial assets available for sale and held to maturity		4,560	11,290	5,215	21,065	21,065
Other assets	5,554	125	2,847	1,934	10,459	10,164
Other products	5,554	5,079	14,683	13,819	39,134	38,840
Total 30.6.16	208,928	262,353	156,650	90,895	718,826	705,982
Total 31.12.15	199,464	255,812	152,790	89,173	697,240	683,725

1 Includes loans without a fixed term, cash collateral on derivative instruments and securities financing transactions, on which notice of termination has not been given.    2 Includes non-bank financial institutions.

Table 7: Credit risk mitigation for standardized and A-IRB approaches

This table provides a derivation of the regulatory net credit risk exposure from the regulatory gross credit risk exposure, after the application of credit risk mitigation according to the A-IRB and the standardized approach.

CHF million	Advanced IRB approach	Standardized approach	Total 30.6.16	Total 31.12.15
Total regulatory gross credit risk exposure	583,204	135,622	718,826	697,240
Less: regulatory credit risk offsets and adjustments	(6,681)	(6,164)	(12,844)	(13,515)
Total regulatory net credit risk exposure	576,524	129,458	705,982
Total 31.12.15	566,121	117,604		683,725

→     Refer to “Table 2: Detailed segmentation of exposures and risk-weighted assets” for more information on the regulatory net credit exposure by exposure segment

Table 8: Regulatory gross credit risk exposure covered by guarantees and credit derivatives

This table provides a breakdown of regulatory gross credit risk exposure covered by guarantees and credit derivatives according to BIS-defined exposure segments. The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Regulatory gross credit risk exposure	of which: covered by guarantees¹	of which: covered by credit derivatives
Exposure segment
Sovereigns	185,639	17	31
Banks	48,357	172
Corporates	164,913	2,698	4,918
Central counterparties	64,625
Retail
Residential mortgages	136,925	1
Lombard lending	112,146	139
Qualifying revolving retail exposures	1,523	53
Other retail	4,698	1
Total 30.6.16	718,826	3,080	4,949
Total 31.12.15	697,240	4,969	7,306
1 Includes guarantees and standby letters of credit provided by third parties, the majority of which are banks.

Advanced internal ratings-based approach

UBS uses the advanced internal ratings-based (A-IRB) approach for calculating certain credit risk exposures. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval.

→   Refer to the “Risk management and control” section of our Annual Report 2015 for more information

Tables 9a  to 9g  provide a breakdown of the regulatory net credit risk exposure, weighted average PD, LGD, RWA and the average risk weight under the A-IRB approach by internal UBS ratings across BIS-defined exposure segments.

Basel III Pillar 3 First Half 2016 report

Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0	66,334	1	0.0	29.9		0.0
Rating 1	73,529	10	0.0	33.2	1,965	2.7
Rating 2	2,588		0.0	41.0	350	13.5
Rating 3	3,107		0.1	43.8	397	12.8
Rating 4	152		0.2	59.3	57	37.7
Rating 5	104		0.4	43.6	54	51.7
Sub-investment grade
Rating 6	37		0.6	38.3	19	51.3
Rating 7	31	0	1.0	41.9	22	70.3
Rating 8	1	0	1.7	27.3	0	68.6
Rating 9	14	2	2.7	24.9	11	77.8
Rating 10	497		4.6	42.0	581	116.8
Rating 11	82	1	7.8	14.4	49	59.4
Rating 12	3		13.0	10.0	2	55.9
Rating 13	0		22.0	10.0	0	59.7
Impaired and defaulted²	12	1			13	106.0
Total 30.6.16	146,491	15	0.0²	32.1²	3,520	2.4

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0	65,602	1	0.0	34.0	0	0.0
Rating 1	65,207	87	0.0	32.9	1,627	2.5
Rating 2	3,937		0.0	36.7	335	8.5
Rating 3	3,365		0.1	46.8	443	13.2
Rating 4	117		0.2	66.0	49	42.3
Rating 5	434		0.4	42.0	179	41.3
Sub-investment grade
Rating 6	29		0.6	36.1	14	48.7
Rating 7	15	0	1.0	41.6	12	79.2
Rating 8	10	1	1.7	28.5	9	90.5
Rating 9	13	0	2.7	25.9	10	79.6
Rating 10	3		4.6	39.8	3	118.4
Rating 11	8		7.8	40.4	13	153.8
Rating 12	3		13.0	10.0	2	55.2
Rating 13	0		22.0	10.0	0	60.2
Impaired and defaulted²	12	1			13	106.0
Total 31.12.15	138,754	89	0.0²	33.9²	2,710	2.0

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Table 9b: Banks – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	20,073	1,927	0.0	35.4	1,968	9.8
Rating 3	13,349	1,313	0.1	39.1	2,345	17.6
Rating 4	5,592	31	0.2	39.3	1,691	30.2
Rating 5	1,991	15	0.4	43.2	994	49.9
Sub-investment grade
Rating 6	852	1	0.6	41.9	525	61.6
Rating 7	455	2	1.0	45.5	301	66.0
Rating 8	97		1.7	46.6	108	110.5
Rating 9	115		2.7	33.6	116	101.0
Rating 10	25	1	4.6	37.4	31	122.0
Rating 11	58		7.8	42.6	96	165.3
Rating 12	31	28	13.0	14.9	25	79.0
Rating 13	1		22.0	5.2	0	31.0
Impaired and defaulted²
Total 30.6.16	42,640	3,317	0.1²	37.7²	8,199	19.2

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	22,392	3,335	0.0	32.9	2,168	9.7
Rating 3	13,699	2,025	0.1	34.6	2,301	16.8
Rating 4	4,449	101	0.2	39.2	1,443	32.4
Rating 5	1,899	3	0.4	43.5	881	46.4
Sub-investment grade
Rating 6	1,241	4	0.6	40.1	698	56.2
Rating 7	331		1.0	46.4	202	61.2
Rating 8	85	0	1.7	34.2	73	85.8
Rating 9	63		2.7	38.9	74	117.4
Rating 10	18	2	4.6	44.2	26	146.8
Rating 11	28		7.8	44.5	50	179.2
Rating 12	3	1	13.0	42.0	8	227.6
Rating 13	1		22.0	23.1	1	132.8
Impaired and defaulted²	9				10	106.0
Total 31.12.15	44,217	5,471	0.1²	34.8²	7,934	17.9

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Basel III Pillar 3 First Half 2016 report

Table 9c: Corporates – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	54,354	2,893	0.0	18.6	3,644	6.7
Rating 3	13,847	2,547	0.1	33.6	2,759	19.9
Rating 4	15,558	2,772	0.2	37.5	5,874	37.8
Rating 5	11,019	1,853	0.4	36.6	5,648	51.3
Sub-investment grade
Rating 6	12,108	658	0.6	26.7	5,842	48.2
Rating 7	14,424	554	1.0	19.4	6,341	44.0
Rating 8	8,430	256	1.7	16.5	3,415	40.5
Rating 9	4,928	349	2.7	20.0	2,896	58.8
Rating 10	3,394	791	4.6	24.7	3,605	106.2
Rating 11	1,610	420	7.8	21.2	1,579	98.1
Rating 12	658	281	13.0	15.1	575	87.4
Rating 13	227	69	22.0	30.0	475	209.4
Impaired and defaulted²	1,537	42			1,621	106.0
Total 30.6.16	142,094³	13,485	0.7²	24.9²	44,275⁴	31.2

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	48,252	3,673	0.0	20.1	3,482	7.2
Rating 3	14,745	3,960	0.1	35.1	3,111	21.1
Rating 4	15,857	3,245	0.2	37.3	5,636	35.5
Rating 5	12,199	1,868	0.4	37.6	6,177	50.6
Sub-investment grade
Rating 6	11,794	752	0.6	25.1	5,187	44.0
Rating 7	12,888	512	1.0	20.1	5,757	44.7
Rating 8	9,830	766	1.7	15.6	3,777	38.4
Rating 9	5,579	395	2.7	18.7	3,044	54.6
Rating 10	3,060	1,153	4.6	24.6	2,804	91.6
Rating 11	1,228	464	7.8	16.4	879	71.6
Rating 12	532	213	13.0	13.2	369	69.4
Rating 13	114	40	22.0	17.4	103	90.2
Impaired and defaulted²	1,359	19			1,441	106.0
Total 31.12.15	137,438³	17,058	0.7²	25.4²	41,768⁴	30.4

1 Average PD for internal rating categories is based on midpoint values.     2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.    3 Includes exposures with managed funds (30 June 2016: CHF 46,723 million, 31 December 2015: CHF 38,954 million). Typically these funds have virtually no debt and a low A-IRB risk weight.    4 Includes high-volatility commercial real estate (HVCRE) exposures. These exposures relate to specialized lending that is secured by properties sharing higher volatilities in portfolio default rates (30 June 2016: CHF 150 million, 31 December 2015: CHF 98 million).

Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	38,374	177	0.0	10.6	797	2.1
Rating 3	16,816	52	0.1	10.9	712	4.2
Rating 4	17,755	50	0.2	11.0	1,333	7.5
Rating 5	15,094	51	0.4	11.3	1,785	11.8
Sub-investment grade
Rating 6	11,400	60	0.6	12.3	1,950	17.1
Rating 7	11,497	283	1.0	12.0	2,739	23.8
Rating 8	8,405	46	1.7	11.9	2,819	33.5
Rating 9	5,608	37	2.7	11.1	2,592	46.2
Rating 10	3,297	9	4.6	10.8	2,025	61.4
Rating 11	1,391	5	7.8	10.6	1,135	81.6
Rating 12	630	4	13.0	10.7	618	98.1
Rating 13	180	2	22.0	10.7	198	109.8
Impaired and defaulted²	526				558	106.0
Total 30.6.16	130,974	777	0.8²	11.2²	19,262	14.7

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	38,012	191	0.0	10.6	688	1.8
Rating 3	16,511	60	0.1	11.0	622	3.8
Rating 4	17,272	51	0.2	11.2	1,163	6.7
Rating 5	15,144	60	0.4	11.4	1,637	10.8
Sub-investment grade
Rating 6	11,461	49	0.6	12.3	1,801	15.7
Rating 7	11,601	281	1.0	12.0	2,544	21.9
Rating 8	8,617	47	1.7	12.0	2,643	30.7
Rating 9	5,740	24	2.7	11.3	2,380	41.5
Rating 10	3,221	16	4.6	10.9	1,778	55.2
Rating 11	1,455	4	7.8	10.7	1,028	70.6
Rating 12	618	11	13.0	11.2	546	88.4
Rating 13	208	2	22.0	10.9	206	99.1
Impaired and defaulted²	548				581	106.0
Total 31.12.15	130,408	796	0.8²	11.2²	17,617	13.5

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Basel III Pillar 3 First Half 2016 report

Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	61,115	117	0.0	20.0	1,610	2.6
Rating 3	35,790	53	0.1	20.0	1,598	4.5
Rating 4	2,354	3	0.2	20.0	181	7.7
Rating 5	7,602	25	0.4	20.0	941	12.4
Sub-investment grade
Rating 6	3,072	2	0.6	20.0	529	17.2
Rating 7	781	6	1.0	20.0	173	22.1
Rating 8	312	3	1.7	20.0	81	25.9
Rating 9	74	0	2.7	20.0	21	29.1
Rating 10	587	9	4.6	20.0	183	31.2
Rating 11	459	0	7.8	20.0	153	33.3
Rating 12
Rating 13
Impaired and defaulted²	1				1	106
Total 30.6.16	112,146	217	0.2²	20.0²	5,471	4.9

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	61,107	146	0.0	20.0	1,610	2.6
Rating 3	36,902	63	0.1	20.0	1,650	4.5
Rating 4	2,632	1	0.2	20.0	203	7.7
Rating 5	7,010	4	0.4	20.0	872	12.4
Sub-investment grade
Rating 6	2,226	1	0.6	20.0	365	16.4
Rating 7	1,433	8	1.0	20.0	390	27.2
Rating 8	604	15	1.7	20.0	180	29.8
Rating 9	95		2.7	20.0	28	29.1
Rating 10	578	10	4.6	20.0	212	36.6
Rating 11	537	0	7.8	20.0	228	42.4
Rating 12
Rating 13
Impaired and defaulted²	6				7	106
Total 31.12.15	113,131	248	0.2²	20.0²	5,743	5.1

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Table 9f: Qualifying revolving retail exposures – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2
Rating 3
Rating 4
Rating 5
Sub-investment grade
Rating 6
Rating 7
Rating 8	135		1.7	47.0	38	28.0
Rating 9	1,381		2.7	42.0	486	35.2
Rating 10
Rating 11
Rating 12
Rating 13
Impaired and defaulted²	7				7	106.0
Total 30.6.16	1,523		2.6²	42.4²	531	34.8

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2
Rating 3
Rating 4
Rating 5
Sub-investment grade
Rating 6
Rating 7
Rating 8	117		1.7	47.0	33	28.0
Rating 9	1,380		2.7	42.0	485	35.2
Rating 10
Rating 11
Rating 12
Rating 13
Impaired and defaulted²	7				8	106.0
Total 31.12.15	1,504		2.6²	42.4²	526	34.9

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Basel III Pillar 3 First Half 2016 report

Table 9g: Other retail – Advanced IRB approach: Regulatory net credit risk exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.16
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	117		0.0	18.0	4	3.1
Rating 3	16		0.1	12.4	0	2.9
Rating 4	10		0.2	13.8	1	5.7
Rating 5	17		0.4	11.2	1	7.3
Sub-investment grade
Rating 6	3		0.6	16.5	0	15.1
Rating 7	275		1.0	43.1	142	51.5
Rating 8	3		1.7	20.0	1	27.6
Rating 9	197	1	2.7	57.5	166	84.3
Rating 10	4	0	4.6	26.5	2	47.6
Rating 11	4		7.8	27.3	2	58.4
Rating 12	1		13.0	21.8	1	61.3
Rating 13
Impaired and defaulted²	8				9	106.0
Total 30.6.16	655	1	1.4²	40.4²	329	50.2

	31.12.15
CHF million, except where indicated	Regulatory net credit risk exposure	of which: loan commitments	Average PD in %¹	Average LGD in %	RWA	Average risk weight in %
Investment grade
Rating 0
Rating 1
Rating 2	133	0	0.0	18.0	5	3.6
Rating 3	21		0.1	16.6	1	3.9
Rating 4	8	0	0.2	10.5	0	4.5
Rating 5	11		0.4	10.0	1	6.6
Sub-investment grade
Rating 6	7		0.6	15.6	1	14.2
Rating 7	263		1.0	41.4	162	61.4
Rating 8	4		1.7	14.1	1	17.6
Rating 9	203	2	2.7	58.5	172	84.6
Rating 10	7		4.6	23.7	3	37.2
Rating 11	3		7.8	20.4	1	33.8
Rating 12	0		13.0	63.2	0	112.8
Rating 13
Impaired and defaulted²	8				9	106.0
Total 31.12.15	669	3	1.4²	39.6²	355	53.0

1 Average PD for internal rating categories is based on midpoint values.    2 Total weighted average PD and LGD exclude impaired and defaulted financial instruments. Refer to the “Risk management and control” section of our Annual Report 2015 for information on impaired and defaulted financial instruments.

Standardized approach

The standardized approach is applied where mandated by regulations or where it is not possible to use the A-IRB approach. Where possible, banks have to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties.

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Table 10a: Regulatory gross and net credit risk exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit risk exposure by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–20%	21–50%	51–100%	over 100%	30.6.16	31.12.15

Regulatory gross credit risk exposure
Sovereigns	38,377	228	444	104	1	39,154	23,475
Banks		3,787	528	113		4,429	4,575
Corporates		3,318	955	12,923	104	17,301	16,425
Central counterparties	27,865¹	35,928		552	280	64,625	69,193
Retail
Residential mortgages			5,677	274		5,951	6,288
Lombard lending
Qualifying revolving retail exposures
Other retail				4,043		4,043	4,038
Total 30.6.16	66,241	43,261	7,604	18,011	385	135,503
Total 31.12.15	49,173	49,127	8,010	17,299	386		123,994

Regulatory net credit risk exposure
Sovereigns	38,371	228	444	104	1	39,148	23,475
Banks		3,784	528	113		4,425	4,561
Corporates		3,318	948	6,897	103	11,266	10,048
Central counterparties	27,865¹	35,928		552	280	64,625	69,193
Retail
Residential mortgages			5,677	274		5,951	6,288
Lombard lending
Qualifying revolving retail exposures
Other retail				4,043		4,043	4,038
Total 30.6.16	66,235	43,258	7,597	11,984	384	129,458
Total 31.12.15	49,173	49,114	8,002	10,930	386		117,604

1 A risk weight of 0% is applied for trades that we have entered into with central counterparties on behalf of a client and where the client has signed a legally enforceable agreement reflecting that the default risk of that central counterparty is carried by the client.

Basel III Pillar 3 First Half 2016 report

Table 10b: Regulatory net credit risk exposure under the standardized approach risk-weighted using external ratings

This table provides a breakdown of the rated and unrated regulatory net credit risk exposure by ECAI and by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million		Total exposure¹					Total exposure¹
Risk weight		0%	>0–20%	21–50%	51–100%	over 100%	30.6.16	31.12.15

Regulatory net credit risk exposure²
Sovereigns	Rated³	37,923	228	444	1	1	38,597	23,093
	Unrated	448			103		552	382
Banks	Rated³		647	10	15		672	1,491
	Unrated		3,137	518	99		3,754	3,071
Corporates	Rated³		3,316	948	97	90	4,451	4,172
	Unrated				6,801	13	6,815	5,876
Total 30.6.16		38,371	7,328	1,920	7,116	104	54,839
Total 31.12.15		22,842	7,201	2,008	6,019	15		38,084

1 As external ratings are not used in the calculation of RWA for retail exposures and exposures to central counterparties, these exposures are not reflected in the above table. Refer to "Table 10a: Regulatory gross and net credit risk exposure by risk weight under the standardized approach" for more information on the risk weights applied for these exposures.    2 Refer to tables 32a to 32c (banking book) and 35a to 35c (trading book) of this report for a breakdown of securitization exposures by risk weight bands and rating clusters.    3 We use three FINMA-recognized ECAI to determine the risk weight for certain counterparties: Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

Table 11: Eligible financial collateral recognized under the standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS-defined exposure segments.

	Regulatory net credit risk exposure under standardized approach		Eligible financial collateral recognized in capital calculation¹
CHF million	30.6.16	31.12.15	30.6.16	31.12.15
Exposure segment
Sovereigns	39,148	23,475
Banks	4,425	4,561	93	442
Corporates	11,266	10,048	7,533	7,762
Central counterparties	64,625	69,193	37,642	30,961
Retail
Residential mortgages	5,951	6,288
Lombard lending
Qualifying revolving retail exposures
Other retail	4,043	4,038
Total	129,458	117,604	45,267	39,165

1 Eligible financial collateral recognized in the capital calculation is based on the difference between the regulatory gross credit risk exposure and the regulatory net credit risk exposure for exposures not covered under internal exposure models.

Impairment, default and credit loss

The “Risk management and control” section and “Note 12 Allowances and provisions for credit losses” in the “Consolidated financial statements” section of our Annual Report 2015 provide additional information on impairment, default and credit loss.

Table 12: Impaired assets by geographical region

This table provides a regional breakdown of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses. Impaired asset exposures include loans, guarantees, loan commitments and securities financing transactions.

CHF million	Impaired financial instruments	Specific allowances and provisions	Impaired financial instruments net of specific allowances and provisions	Collective allowances	Total allowances and provisions 30.6.16	Total allowances and provisions 31.12.15
Asia Pacific	93	(60)	33	0	(60)	(58)
Latin America	30	(23)	7	0	(23)	(21)
Middle East and Africa	12	(6)	6	0	(6)	(6)
North America	187	(96)	91	(7)	(103)	(108)
Switzerland	890	(335)	555	(5)	(340)	(369)
Rest of Europe	218	(160)	59	0	(160)	(165)
Total 30.6.16	1,431	(679)	751	(11)	(691)
Total 31.12.15	1,518	(721)	797	(6)		(727)

Table 13: Impaired assets by exposure segment

This table provides a breakdown by exposure segment of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses.

CHF million	Impaired financial instruments	Specific allowances and provisions	Collective allowances	Total allowances and provisions 30.6.16	Write-offs for the six months ended 30.6.16	Total allowances and provisions 31.12.15
Sovereigns	14	(15)	0	(15)	0	(14)
Banks	7	(3)	0	(3)	0	(6)
Corporates	1,179	(585)	0	(585)	(42)	(589)
Central Counterparties	0	0	0	0	0	0
Retail
Residential mortgages	111	(36)	0	(36)	0	(40)
Lombard lending	59	(17)	0	(17)	(1)	(47)
Qualifying revolving other retail exposures	23	(16)	0	(16)	(4)	(17)
Other retail	39	(8)	0	(8)	(1)	(9)
Non-allocated segment	0	0	(11)	(11)	0	(6)
Total 30.6.16	1,431	(679)	(11)	(691)	(49)
Total 31.12.15	1,518	(721)	(6)			(727)

Basel III Pillar 3 First Half 2016 report

Table 14: Changes in allowances and provisions

This table outlines the movements in the specific and collective allowances and provisions for credit losses for impaired assets.

→   Refer to “Note 12 Allowances and provisions for credit losses” in the “Consolidated financial statements” section of our Annual Report 2015 for more information

CHF million	Specific allowances and provisions for banking products and securities financing	Collective allowances	For the six months ended 30.6.16	For the year ended 31.12.15
Balance at the beginning of the period	721	6	727	735
Write-offs / usage of provisions	(48)	(1)	(49)	(164)
Recoveries	8	0	8	48
Increase / (decrease) recognized in the income statement	3	6	9	117
Foreign currency translations	(10)	0	(10)	(11)
Other	6		6	2
Balance at the end of the period	679	11	691	727

Table 15: Total actual and expected credit losses

The table below provides a breakdown of expected loss estimates on our credit exposures (covering banking and traded products) and actual losses recognized in our income statement, broken down by exposure segments. Both expected and actual losses relate to defaulted and non-defaulted counterparties, include specific credit valuation adjustments on derivatives and are presented net of recoveries.

Although such a comparison may provide some insight, the comparison between expected and actual losses has limitations and the two measures are not directly comparable. For example, our estimates of expected loss are calibrated on a through the cycle basis, taking into account observed losses over a prolonged historical period. In contrast, the actual loss figures presented are a point in time view of our credit loss expenses, equal to the amount recognized in the income statement in a specific financial period. Moreover, the estimated expected loss at the start of the period assumes that the portfolio will be unchanged throughout the coming year. In reality, the portfolio composition changes on an ongoing basis, affecting the actual loss experience.

→   Refer to the “Risk management and control” section of our Annual Report 2015 and “Note 12 Allowances and provisions for credit losses” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on the impaired, default and credit loss-related disclosures

	As of 31.12.15¹	As of or for the six months ended 30.6.16¹		As of 31.12.14¹	As of or for the year ended 31.12.15¹
CHF million	1-year expected loss	Allowances balance	Actual loss	1-year expected loss	Allowances balance	Actual loss
Sovereigns	18	15		17	14
Banks	34	14		45	17
Corporates	834	647	(3)	989	654	83
Central Counterparties
Retail
Residential mortgages	144	36		145	40
Lombard lending	87	17	(1)	54	47	26
Qualifying revolving other retail exposures	33	16	4	33	17	4
Other retail	13	8	0	19	9	0
Not allocated segment²		11	6		6
Total (gain) / loss	1,162	763	6	1,302	803	114

1 Actual losses reflect credit losses related to financial assets at amortized cost and financial instruments not recognized on the balance sheet as well as specific credit valuation adjustments for derivative instruments recognized in our IFRS income statement, including recoveries. The allowances balance includes specific and collective allowances as well as specific credit valuation adjustments. Actual and expected losses include defaulted and not defaulted assets. 2 Includes changes in collective loan loss allowances.

Derivatives credit risk

Table 16: Credit risk exposure of derivative instruments

This table provides an overview of our credit risk exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit risk exposures. The net balance sheet credit exposure differs from the regulatory net credit risk exposures because of differences in valuation methods, netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit risk exposure is derived from gross positive replacement values which reflect the balance sheet carrying values of derivatives after netting and eligible financial collateral, where an enforceable Master Netting Agreement is in place. Regulatory net credit exposure is calculated using our internal models or the supervisory approach.

→     Refer to “Note 14 Derivative instruments and hedge accounting” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on derivative instruments

CHF million	30.6.16	31.12.15
Gross positive replacement values	201,112	167,435
Netting benefits recognized¹	(149,957)	(122,985)
Collateral held¹	(28,626)	(25,513)
of which: cash collateral	(22,373)	(19,757)
of which: non-cash collateral	(6,253)	(5,756)
Net current credit exposure	22,529	18,938

Regulatory net credit risk exposure	82,572	73,473
of which: based on internal models (effective EPE)	62,369	58,662
of which: based on supervisory approaches (current exposure method)	20,203	14,811

1 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

Basel III Pillar 3 First Half 2016 report

Other credit risk information

Our derivatives trading is predominantly conducted on a collateralized basis. This means that our mark-to-market exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Over-the-counter (OTC) derivatives trading with counterparties is typically conducted under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other OTC derivatives, are netted and included in the calculation of the collateral that is required to be posted. In many cases, agreements may additionally require one or both parties to post initial margin.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Table 17: Credit derivatives

This table provides an overview of the notional amount of credit derivatives, including those used to manage risks within our banking and trading books. Notional amounts of credit derivatives do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective EPE or exposure according to current exposure method is applied. Notional amounts are reported based on the regulatory scope of consolidation.

Measured on a notional basis, our counterparties for buying and selling protection are mainly banks and central counterparties and to a lesser extent broker-dealers.

→     Refer to “Note 14 Derivative instruments and hedge accounting” in the “Consolidated financial statements” section of our Annual Report 2015  for more information on credit derivatives by instrument and counterparty

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	30.6.16	31.12.15
Credit default swaps	9,989	338	10,327	143,884	140,837	284,721	295,049	318,365
Total rate of return swaps	2,714	0	2,714	4,053	497	4,550	7,264	9,085
Options and warrants	0	0	0	4,175	54	4,230	4,230	4,280
Total 30.6.16	12,703	338	13,041	152,113	141,388	293,501	306,542
Total 31.12.15	13,463	369	13,832	162,938	154,959	317,897		331,729

Equity instruments in the banking book

The regulatory capital view for equity instruments in the banking book differs from the IFRS view, primarily due to:

–   Differences in the basis of valuation, for example, financial assets available for sale are subject to fair value accounting under IFRS but for regulatory capital purposes the “lower of cost or market” or “cost less impairment” concept is applied.

–   Certain instruments which are held as debt investments on the IFRS balance sheet, mainly investment fund units, are treated as equity instruments for regulatory capital purposes.

–   Certain instruments that are held as trading portfolio assets on the IFRS balance sheet, but are not part of the regulatory VaR framework, are included as equity instruments in the banking book for regulatory capital purposes.

–   Differences in the scope of consolidation.

→   Refer to the “Scope of regulatory consolidation” section of this report for more information

Table 18: Equity instruments in the banking book

The table below shows the different equity instruments categories held in the banking book on the basis of amounts recognized under IFRS, followed by the regulatory capital adjustment amount. This adjustment considers those situations where the treatment under IFRS and regulatory capital guidance differ, resulting in the total regulatory equity instruments exposure under the BIS framework, the corresponding RWA and the capital requirement.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity instruments.

	As of
CHF million	30.6.16	31.12.15
Equity instruments
Financial assets available for sale	589	645
Investments in associates	950	954
Total equity instruments under IFRS	1,539	1,598
Regulatory capital adjustment¹	358	419
Total equity instruments under regulatory capital²	1,896	2,017
of which: to be risk weighted
publicly traded (risk weighted at 300%)	27	37
privately held (risk weighted at 400%)³	780	814
not deducted in application of threshold, but risk weighted at 250%	744	805
of which: deduction from common equity tier 1 capital⁴	345	360
RWA according to simple risk weight method⁵	3,861	4,072
Capital requirement according to simple risk weight method⁵	553	514
Total capital requirement (including deductions from common equity tier 1 capital)	898	875

Net realized gains / (losses) and unrealized gains from equity instruments	For the six months ended 30.6.16	For the year ended 31.12.15
Net realized gains / (losses) from disposals	131	106
Unrealized revaluation gains	254	332
of which: included in the BIS tier 2 capital	114	149

1 Includes CHF 423 million of investment fund units treated as debt investments under IFRS as of 30 June 2016 (31 December 2015: CHF 477 million).    2 The gross and net EAD of CHF 1,196 million presented for "Equity instruments in the banking book" line of "Table 2: Detailed segmentation of exposures and risk-weighted assets" excludes CHF 355 million booked in trust entities (compensation and benefit vehicles) and CHF 344 million goodwill of investments in associates.  3 Includes CHF 355 million exposure booked in trust entities (compensation and benefit vehicles) that did not generate RWA.    4 Goodwill related to investments in associates is deducted from common equity tier 1 capital.    5 RWA of CHF 3,861 million and the capital requirement of CHF 553 million, as of 30 June 2016, are also disclosed in the "Equity instruments in the banking book" line of "Table 2: Detailed segmentation of exposures and risk-weighted assets."

Basel III Pillar 3 First Half 2016 report

Market risk

The information presented in this section provides details on our regulatory value-at-risk and related backtesting exceptions, stressed value-at-risk, incremental risk charge and comprehensive risk measure. The “Risk management and control” section of our annual report provides additional information on market risk-related disclosures.

→   Refer to “Market risk”  in the “Risk management and control” section of our Annual Report 2015

Table 19: Regulatory value-at-risk (10-day, 99% confidence, five years of historical data) by business division and Corporate Center unit and general market risk type¹

	For the six months ended 30.6.16
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				(2)	15	10	7	3
		Max.			55	33	25	35	9
			Average		15	21	16	17	5
				30.6.16	5	20	15	15	5
Total regulatory VaR, Group	6	54	22	10	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	3	6	5	5	0	5	4	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	55	23	12	15	21	13	19	6
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	30	4	2	0	1	1	3	0
CC – Non-core and Legacy Portfolio	7	14	10	9	0	9	4	2	4
Diversification effect²˒³			(19)	(19)	0	(15)	(6)	(8)	(4)

	For the year ended 31.12.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				22	14	14	6	4
		Max.			66	42	40	72	20
			Average		35	28	24	25	9
				31.12.15	27	16	14	20	6
Total regulatory VaR, Group	28	77	45	32	Average (per business division and risk type)
Wealth Management	0	2	0	0	0	0	0	0	0
Wealth Management Americas	3	6	5	4	0	5	4	0	0
Personal & Corporate Banking	0	1	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	26	74	43	33	35	21	16	24	8
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	43	19	2	0	17	1	4	0
CC – Non-core and Legacy Portfolio	8	27	14	10	0	10	12	4	4
Diversification effect²˒³			(36)	(16)	0	(26)	(10)	(7)	(3)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Table 20: Group: backtesting regulatory value-at-risk (1-day, 99% confidence, five years of historical data)

	For the six months ended 30.6.16				For the year ended 31.12.15
CHF million	Min.	Max.	Average	30.6.16	Min.	Max.	Average	31.12.15
Group	14	25	18	17	14	35	21	18

Backtesting of VaR

For backtesting purposes, we compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. The backtesting process compares backtesting VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions and revenues from intraday trading, to ensure a like-for-like comparison. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s backtesting VaR.

There were five new Group VaR negative backtesting exceptions during the first six months of 2016. This brought the total number of negative exceptions within a 250-business-day window to nine, increasing the FINMA VaR multiplier for the market risk RWA calculation from 3.0 to 3.85. We have investigated the cause of each of the backtesting exceptions and identified several factors which contributed to the increase in the number of occurrences. In particular, with market risk being managed at such low levels of VaR, the impact of these factors on the backtesting results became relatively more significant, contributing to the higher frequency of exceptions.

–   The increase in market volatility relative to the volatility in the historical five-year time series led to daily profit and loss exceeding that predicted by the VaR model. Significant market volatility following the UK referendum on EU membership was also a factor in the most recent backtesting exception.

–   Adjustments to trading revenues arising from non-daily marking or valuation processes can result in the recognition of profits and losses disconnected from the previous day’s backtesting VaR. We have ongoing initiatives to reduce such adjustments.

–   Profit and loss on risks accounted for in the capital underpinning of risks-not-in-VaR (RniV) is captured in the backtesting revenue even though the risks are not covered by the VaR model. We continue to focus on extending the VaR model to better capture these risks.

Basel III Pillar 3 First Half 2016 report

Given the factors outlined above, combined with a review of the VaR model to confirm that it is performing consistent with its design and expectations considering the current risk profile and the market behavior, we do not believe that the recent increase in the number of negative backtesting exceptions indicates a deficiency in our VaR model.

The histogram “Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution” shows the daily revenue distribution for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio for the first six months of 2016. This includes, in addition to backtesting revenues, revenues such as commissions and fees, revenues from intraday trading and own credit.

Table 21: Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center unit and general market risk type¹

	For the six months ended 30.6.16
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				8	14	8	5	3
		Max.			163	86	80	122	18
			Average		41	35	31	32	7
				30.6.16	17	19	13	15	4
Total stressed VaR, Group	13	292	57	13	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	2	13	6	5	0	7	8	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	13	319	59	13	41	36	26	36	7
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	35	5	2	0	2	1	4	0
CC – Non-core and Legacy Portfolio	5	35	17	9	0	17	8	2	5
Diversification effect²˒³			(31)	(17)	0	(27)	(13)	(10)	(5)

	For the year ended 31.12.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commod- ities
	Min.				46	25	46	11	7
		Max.			274	131	113	156	63
			Average		87	58	74	55	20
				31.12.15	57	56	48	31	16
Total stressed VaR, Group	54	291	96	58	Average (per business division and risk type)
Wealth Management	0	3	0	0	0	0	0	0	0
Wealth Management Americas	7	18	11	10	0	9	15	0	0
Personal & Corporate Banking	0	2	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	48	306	92	63	87	49	50	56	18
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	5	75	42	8	0	40	5	7	0
CC – Non-core and Legacy Portfolio	15	66	32	20	0	24	24	7	7
Diversification effect²˒³			(81)	(41)	0	(64)	(21)	(15)	(5)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Table 22: Incremental risk charge by business division and Corporate Center unit

	For the six months ended 30.6.16				For the year ended 31.12.15
CHF million	Min.	Max.	Average	30.6.16	Min.	Max.	Average	31.12.15
Wealth Management
Wealth Management Americas	29	86	39	42	19	67	40	30
Personal & Corporate Banking
Asset Management
Investment Bank	97	184	142	118	128	197	161	197
CC – Services
CC – Group ALM	48	103	68	48	53	116	81	60
CC – Non-core and Legacy Portfolio	25	34	29	27	15	51	29	27
Diversification effect¹˒²			(99)	(104)			(106)	(95)
Total incremental risk charge, Group	132	223	180	132	159	235	205	219

1 Difference between the sum of the standalone IRC for the business divisions and IRC for the Group as a whole.    2 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Table 23: Comprehensive risk measure

	For the six months ended 30.6.16				For the year ended 31.12.15
CHF million	Min.	Max.	Average	30.6.16	Min.	Max.	Average	31.12.15
Total comprehensive risk measure, Group	4	11	7	5	4	12	8	5

Basel III Pillar 3 First Half 2016 report

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III framework. Securitized exposures are generally risk weighted, based on their external ratings. This section also provides details of the regulatory capital requirement associated with these exposures.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing or advise securitization programs. In line with the Basel framework, sponsoring includes underwriting, that is, placing securities in the market. In all other cases, we act in the role of investor by taking securitization positions.

RWA attributable to securitization positions decreased to CHF 1.1 billion as of 30 June 2016 from CHF 1.4 billion as of 31 December 2015. Banking book RWA in Corporate Center – Non-core and Legacy Portfolio, decreased by CHF 0.2 billion, mainly due to early redemption of other asset backed securities. Trading book RWA decreased by CHF 0.1 billion due to residential and commercial mortgage-related positions.

→     Refer to “Note 30 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on structured entities

→     Refer to the “Corporate Center” section of our second quarter 2016 report for more information on RWA by portfolio composition and exposure category

Table 24: Securitization / resecuritization

	30.6.16				31.12.15
CHF million	Gross EAD	Net EAD	RWA	Capital requirement	Gross EAD	Net EAD	RWA	Capital requirement
Securitization/resecuritization in the banking book	3,254	3,254	544	78	4,207	4,207	707	89
CC – Non-core and Legacy Portfolio	691	691	164	23	1,089	1,089	319	40
Other business divisions¹	2,562	2,562	381	55	3,119	3,119	388	49
Securitization/resecuritization in the trading book	1,170	1,170	598	86	1,263	1,263	672	85
CC – Non-core and Legacy Portfolio	959	959	475	68	925	925	518	65
Other business divisions¹	211	211	123	18	338	338	154	19
1 Mainly reflecting exposures in the Investment Bank.

Objectives, roles and involvement

Securitization in the banking book

Securitization positions held in the banking book include tranches of synthetic securitization of loan exposures. These were primarily hedging transactions executed by synthetically transferring credit risk. In addition, securitization in the banking book includes legacy risk positions in Corporate Center – Non-core and Legacy Portfolio.

In the first half of 2016, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. As sponsor, we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 25: Securitization activity for the period in the banking book” for an overview of our originating and sponsoring activities in the first half of 2016 and for the full year 2015.

Securitization and resecuritization positions in the banking book are measured either at fair value or at amortized cost less impairment. The impairment assessment for a securitized position is generally based on the net present value of future cash flows expected from the underlying pool of assets.

Securitization in the trading book

Securitizations, including correlation products, held in the trading book are part of the trading activities, which typically include market-making and client facilitation. The trading book includes positions in our correlation book and legacy positions in leveraged super senior tranches. In the trading book, securitization and resecuritization positions are measured at fair value, reflecting market prices where available or are based on our internal pricing models.

In the first half of 2016, we acted in the role of sponsor where we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 26: Securitization activity for the period in the trading book” for an overview of our sponsoring activities in the first half of 2016 and for the full year 2015.

Type of structured entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of structured entities employed is selected as appropriate based on the type of transaction undertaken. Examples include limited liability companies, common law trusts and depositor entities.

We also manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in structured entities that we sponsor.

→     Refer to “Note 30 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on structured entities

→     Refer to the “Corporate Center” section of our second quarter 2016 report for more information on RWA by portfolio composition and exposure category

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization and resecuritization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization and resecuritization positions are also subject to multiple risk limits, such as management VaR and stress limits as well as market value limits. As part of managing risks within predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwind, novation and asset sales process on an ongoing basis.

Regulatory capital treatment of securitization structures

Generally, in both the banking and the trading book we apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings for all securitization and resecuritization exposures. The selection of the External Credit Assessment Institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid having the credit assessment by one ECAI applied to one or more tranches and another ECAI for the other tranches, unless this is the result of the application of the specific rules for multiple assessments. If any two of the aforementioned rating agencies have issued a rating for a particular position, we would apply the lower of the two credit ratings. If all three rating agencies have issued a rating for a particular position, we would apply the middle of the three credit ratings. Under the ratings-based approach, the amount of capital required for securitization and resecuritization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

Basel III Pillar 3 First Half 2016 report

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel III requirements. This measure broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, single-name credit default swaps and credit default swaps on indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of our Annual Report 2015 for information on accounting policies that relate to securitization activities, primarily “Note 1a item 3 Subsidiaries and structured entities” and “Note 1a item 12 Securitization structures set up by UBS.”

We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known as of the balance sheet date or if a pricing of a transaction has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior-period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

Disclosures within this section consider the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization” as published by the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies.

Securitization exposures in the banking and trading book

Tables 25 and 26 outline the exposures measured as the transaction size we securitized at inception in the banking and trading book in the first half of 2016 and in full year 2015. The activity is further broken down by our role (originator / sponsor) and by type (traditional / synthetic).

Amounts disclosed under the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts: those in which we have retained securitization positions and / or continue to be involved on an ongoing basis (for example credit enhancement or implicit support), and those in which we do not have retained securitization positions and / or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under Originator and the total amount of the underlying assets securitized is reported under Sponsor. Therefore, as of 30 June 2016 and 31 December 2015, amounts of CHF 1.0 billion and CHF 2.8 billion, respectively, were included in “Table 25: Securitization activity for the period in the banking book” and in “Table 26: Securitization activity for the period in the trading book” under both Originator and Sponsor.

Table 25: Securitization activity for the period in the banking book

	Originator					Sponsor
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages
Commercial mortgages	482	477			17	1,508
Credit card receivables
Leasing
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans
Trade receivables
Resecuritizations
Other
Total 30.6.16	482	477	0	0	17	1,508	0

Residential mortgages
Commercial mortgages	973	1,784			51	7,891
Credit card receivables
Leasing
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans
Trade receivables
Resecuritizations
Other			2,718
Total 31.12.15	973	1,784	2,718	0	51	7,891	0

Basel III Pillar 3 First Half 2016 report

Table 26: Securitization activity for the period in the trading book

In full year 2015, we had no securitization activity in the trading book.

	Originator					Sponsor¹
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages
Commercial mortgages
Credit card receivables
Leasing					1	402
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans
Trade receivables
Resecuritizations
Other
Total 30.6.16	0	0	0	0	1	402	0

1 This disclosure excludes sponsor-only activities where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, without any impact on our risk-weighted assets or capital.

Table 27: Outstanding securitized exposures

This table outlines the outstanding transaction size of securitization exposures which we have originated / sponsored and retained securitization positions at the balance sheet date in the banking or trading book and / or are otherwise involved on an ongoing basis, for example through the provision of credit enhancement or implicit support.

Amounts disclosed under the "Traditional" column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in the first half of 2016 and full year 2015 in which we retained and / or purchased positions. These are also provided in “Table 25: Securitization activity for the period in the banking book.” Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking book				Trading book¹˒²
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional³	Synthetic
Residential mortgages			1,601		729		1,503
Commercial mortgages	959		14,504
Credit card receivables
Leasing			256				807
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans			325				887
Trade receivables
Resecuritizations						1,023
Other		2,763	384
Total 30.6.16	959	2,763	17,070	0	729	1,023	3,197	0

Residential mortgages			1,822		673		3,119
Commercial mortgages	2,756		23,874				5,894
Credit card receivables
Leasing			263
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans			359				311
Trade receivables
Resecuritizations						1,053
Other		4,864	423				13,341
Total 31.12.15	2,756	4,864	26,741	0	673	1,053	22,665	0

1 Both net long and net short positions are underpinned in the trading book, and EAD is capped at the maximum possible loss.    2 In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in an RWA or capital deduction under Pillar 1.    3 This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, and there was no other impact on our capital ratios.

Basel III Pillar 3 First Half 2016 report

Table 28: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date as well as losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection from eligible risk mitigation instruments under the Basel III framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information is derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	30.6.16				31.12.15
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages			10				13
Commercial mortgages			72				36	1
Credit card receivables
Leasing								0
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans			5				6
Trade receivables
Resecuritizations
Other		2				2		0
Total	0	2	87	0	0	2	55	2

Table 29: Exposures intended to be securitized in the banking and trading book

This table provides the amount of exposures by exposure type we intend to securitize in the banking and trading book. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known at the balance sheet date or if a pricing of a transaction has been fixed.

	30.6.16		31.12.15
CHF million	Banking book	Trading book	Banking book	Trading book
Residential mortgages
Commercial mortgages	139		323
Credit card receivables
Leasing
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans
Trade receivables
Resecuritizations
Other
Total	139	0	323	0

Table 30: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is the net exposure amount at default subject to risk-weighting at the balance sheet date.

	30.6.16			31.12.15
CHF million	On balance sheet	Off-balance sheet	Total	On balance sheet	Off-balance sheet	Total
Residential mortgages	286		286	351		351
Commercial mortgages	0		0	0		0
Credit card receivables
Leasing	0		0	0		0
Loans to corporates or small and medium-sized enterprises			0	0		0
Consumer loans
Student loans	165		165	178		178
Trade receivables
Resecuritizations	0		0	0	0	0
Other¹	2,803		2,803	3,678		3,678
Total²	3,254	0	3,254	4,207	0	4,207

1 “Other” primarily includes securitization of portfolios of counterparty credit risk in loan exposures.    2 The total exposure of CHF 3,254 million as of 30 June 2016 is also disclosed in “Table 2: Detailed segmentation of exposures and risk-weighted assets” in the “Securitization / resecuritization in the banking book” line.

Basel III Pillar 3 First Half 2016 report

Table 31: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under the Basel III framework. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short	Net Total¹˒²
Residential mortgages	4	2	292	317	4	19	24
Commercial mortgages	31	0	2,783	2,819	96	106	202
Credit card receivables
Leasing
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans
Trade receivables
Resecuritizations	12	0	18	14	7	1	8
Other	1	0	95	95	0		0
Total 30.6.16	49	2	3,189	3,246	108	126	234

Residential mortgages	7	1	260	291	13	15	28
Commercial mortgages	146	0	1,500	1,570	209	117	326
Credit card receivables
Leasing
Loans to corporates or small and medium-sized enterprises
Consumer loans
Student loans	0	0
Trade receivables
Resecuritizations	24		24	19	9	1	10
Other	5	0	106	106	5		5
Total 31.12.15	183	1	1,889	1,985	236	133	369

1 Both net long and net short positions are underpinned in the trading book, and EAD is capped at the maximum possible loss.    2 Figures as of 30 June 2016 exclude CHF 936 million related to leveraged super senior tranches treated under the supervisory formula approach which are reported in “Table 35c: Securitization / resecuritization exposures treated under the supervisory formula approach by rating clusters – trading book.” Including these exposures, net total exposures were CHF 1,170 million, which equals the gross and net exposure of securitization / resecuritization in the trading book presented in “Table 2: Detailed segmentation of exposures and risk-weighted assets.”

Table 32a: Capital requirement for securitization / resecuritization positions retained or purchased in the banking book

Tables 32a to 32c provide the capital requirements for securitization and resecuritization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. We use three FINMA-recognized ECAI for this purpose: Fitch Ratings, Moody’s Investors Service and Standard & Poor’s.

	30.6.16					31.12.15
	Ratings-based approach		Supervisory formula approach			Ratings-based approach		Supervisory formula approach
CHF million	Securitization	Resecuritization	Securitization	Resecuritization	Total	Securitization	Resecuritization	Securitization	Resecuritization	Total
over 0–20%	12		25		36	12		28		40
over 20–35%	2				2	2		1		3
over 35–50%						1				1
over 50–75%	8				8	7				7
over 75–100%	2				2	13				13
over 100–250%						0				0
over 250–1,249%										0
1,250% rated	0	0			0	0	0			0
1,250% unrated	1	0	29		30	0		23		23
Total¹	24	0	54	0	78	36	0	52	0	89

1 Refer to “Table 2: Detailed segmentation of exposures and risk-weighted assets.” On 30 June 2016, CHF 3,254 million banking book securitization net exposures translated into an overall capital requirement of CHF 78 million.

Table 32b: Securitization / resecuritization exposures treated under the ratings-based approach by rating clusters – banking book

	30.6.16		31.12.15
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
AAA	148	2	205	3
AA	272	6	302	6
A+	15	0	31	1
A	98	3	92	2
A–	29	2	39	2
BBB+			20	1
BBB	84	8	89	7
BBB–	11	2	99	13
BB+			0	0
BB
BB–
Below BB– / unrated	1	1	0	1
Total	656	24	878	37

Table 32c: Securitization / resecuritization exposures treated under the supervisory formula approach by rating clusters – banking book

	30.6.16		31.12.15
CHF million	Exposure amount	Capital charge	Exposure amount	Capital charge
over 0–20%	2,581	25	3,247	28
over 20–35%			68	1
1,250%	16	29	15	23
Total	2,597	54	3,329	52

Basel III Pillar 3 First Half 2016 report

Gains on sale – securitization exposures to be deducted from Swiss SRB tier 1 capital

In the first half of 2016 and in full year 2015, we did not commit to purchase or retain a significant exposure relating to securitization originated by UBS for which we have recorded gains on sale that would require deduction from Swiss SRB tier 1 capital.

Securitization exposures subject to early amortization in the banking and trading book

In the first half of 2016 and in full year 2015, we did not retain any securitization structures in the banking and trading book that are subject to early amortization treatment.

Resecuritization positions retained or purchased in the banking book

As of 30 June 2016, we had not retained or purchased material resecuritization positions in the banking book.

Table 33: Resecuritization positions retained or purchased in the trading book

The table below outlines resecuritization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent such offsetting is eligible under the Basel III framework. As of 30 June 2016, none of the retained or purchased trading book resecuritization positions had an integrated insurance wrapper.

CHF million	Gross long	Gross short	Net long	Net short
Total 30.6.16	31	14	7	1
Total 31.12.15	48	19	9	1

Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach

Refer to the “Trading Book” information in “Table 27: Outstanding securitized exposures” in this report. In the first half of 2016 and in full year 2015, there was no origination activity for securitization vehicles in the trading book.

Table 34: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are subject to either the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions. The values disclosed are market values for cash positions, and replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value. For positions subject to the comprehensive risk measure, the decrease in notional values related to positive and negative replacement values resulted mainly from trades maturing during the period. The increase in notional values for products subject to the securitization framework is due to currency movements.

	Cash positions		Derivative positions
CHF million	Assets	Liabilities	Assets		Liabilities
30.6.16	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
Positions subject to comprehensive risk measure	64	477	43	1,309	255	1,855
Positions subject to securitization framework¹				2,679		2,679

31.12.15
Positions subject to comprehensive risk measure	59	481	60	1,371	305	2,011
Positions subject to securitization framework¹				2,569		2,569
1 Includes leveraged super senior tranches.

Table 35a: Securitization positions and capital requirement for trading book positions subject to the securitization framework

Tables 35a–35c outline securitization positions we purchased or retained and the capital requirement in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed for securitization positions are market values at the balance sheet date after eligible netting under the Basel III framework.

	30.6.16				31.12.15
	Ratings-based approach				Ratings-based approach
CHF million	Net long	Net short	Net Total¹	Capital requirement²	Net long	Net short	Net Total¹	Capital requirement
over 0–20%	72	88	160	3	147	97	244	4
over 20–35%	0	4	4	0	52	5	57	2
over 35–50%	0		0	0	9		9	1
over 50–75%					6	0	6	1
over 75–100%	23	10	33	5	2	14	16	2
over 100–250%		0	0	0		0	0	0
over 250–1,249%		12	12	7	5		5	3
1,250% rated	9	10	19	34	9	14	23	36
1,250% unrated	5	1	6	10	6	3	9	13
Total³	108	126	234	59	236	133	369	62

1 Both net long and net short positions are underpinned in the trading book, and EAD is capped at the maximum possible loss.    2 The capital requirement of CHF 86 million as of 30 June 2016 disclosed in the “Securitization / resecuritization in the trading book” line of “Table 2: Detailed segmentation of exposures and risk-weighted assets” includes the total ratings-based approach charge of CHF 59 million and a CHF 27 million capital requirement for leveraged super senior tranches as disclosed in “Table 36: Capital requirement for securitization positions related to correlation products.”    3 Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but are disclosed in “Table 34: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk.”

Basel III Pillar 3 First Half 2016 report

Table 35b: Securitization / resecuritization exposures treated under the ratings-based approach by rating clusters – trading book

	30.6.16		31.12.15
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
AAA	142	3	224	4
AA	18	0	40	1
A+
A			4	0
A–	4	0	37	2
BBB+	0	0	9	1
BBB			1	0
BBB–	33	5	16	2
BB+	0	0	0	0
BB	12	7	5	3
BB–			0	0
Below BB– /unrated	24	44	32	50
Total	234	59	369	62

Table 35c: Securitization / resecuritization exposures treated under the supervisory formula approach by rating clusters – trading book

	30.6.16		31.12.15
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
over 0–20%	936	27	894	23
Total	936	27	894	23

Table 36: Capital requirement for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to the comprehensive risk measure and positions related to leveraged super senior positions and certain resecuritized corporate credit exposure positions subject to the securitization framework. Our model does not distinguish between “default risk,” “migration risk” and “correlation risk.”

	30.6.16	31.12.15
CHF million	Capital requirement	Capital requirement
Positions subject to comprehensive risk measure	14	11
Positions subject to securitization framework¹	27	23
Total	41	34
1 Leveraged super senior tranches.

Balance sheet reconciliation

Table 37:  Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 38: Composition of capital.”

→     Refer to the “Introduction” section of this report for more information

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million	30.6.16
Assets
Cash and balances with central banks	94,246			94,246
Due from banks	12,964	(259)		12,704
Loans	306,881	56		306,936
Cash collateral on securities borrowed	29,367			29,367
Reverse repurchase agreements	73,289			73,289
Trading portfolio assets	101,217	(14,651)		86,566
Positive replacement values	198,441	24		198,464
Cash collateral receivables on derivative instruments	29,955			29,955
Financial assets designated at fair value	64,241			64,241
Financial assets available for sale	18,211	(33)		18,178
Financial assets held to maturity	4,798			4,798
Consolidated participations	0	116		116
Investments in associates	950			950
of which: goodwill	344			344	4
Property, equipment and software	7,967	(74)		7,893
Goodwill and intangible assets	6,402			6,402
of which: goodwill	6,125			6,125	4
of which: intangible assets	277			277	5
Deferred tax assets	12,154	(1)		12,152
of which: deferred tax assets recognized for tax loss carry-forwards	7,214	(1)		7,213	9
of which: deferred tax assets on temporary differences	4,940	0		4,939	12
Other assets	28,314	(330)	1	27,984
of which: net defined benefit pension and other post-employment assets	99			99	10
Total assets	989,397	(15,155)	1	974,243

Basel III Pillar 3 First Half 2016 report

Table 37:  Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million	30.6.16
Liabilities
Due to banks	15,259	(53)		15,206
Due to customers	409,084	(165)		408,919
Cash collateral on securities lent	6,301			6,301
Repurchase agreements	8,043			8,043
Trading portfolio liabilities	29,614			29,614
Negative replacement values	196,006	(5)		196,000
Cash collateral payables on derivative instruments	36,352			36,352
Financial liabilities designated at fair value	59,664			59,664
Debt issued	104,659	(16)		104,643
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital²	4,397			4,397	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital²	2,411			2,411	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital³	10,441			10,441	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital⁴	741			741	8
Provisions	3,656			3,656
Other liabilities	67,198	(14,789)		52,409
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))⁵	1,209			1,209	13
Total liabilities	935,835	(15,028)		920,807
Equity
Share capital	385	(1)	1	385	1
Share premium	27,860			27,860	1
Treasury shares	(2,333)			(2,333)	3
Retained earnings	30,716	(259)		30,457	2
Other comprehensive income recognized directly in equity, net of tax	(3,752)	132	(1)	(3,621)	3
of which: unrealized gains / (losses) from cash flow hedges	2,332			2,332	11
Equity attributable to UBS Group AG shareholders	52,876	(128)	1	52,748
Equity attributable to non-controlling interests	686	1		687	6
Total equity	53,562	(127)	1	53,436
Total liabilities and equity	989,397	(15,155)	1	974,243

1 References link the lines of this table to the respective reference numbers provided in the "References" column in "Table 38: Composition of capital."    2 Represents IFRS book value.    3 IFRS book value is CHF 10,462 million.    4 IFRS book value is CHF 1,729 million.    5 IFRS book value is CHF 1,367 million. Refer to the "Compensation" section of our Annual Report 2015 for more information on the DCCP.

Composition of capital

The table on the next pages provides the “Composition of capital” as defined by the Basel Committee on Banking Supervision (BCBS) and FINMA. The naming convention does not always reflect the UBS naming convention. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 37: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

An overview of the main features of our regulatory capital instruments, as well as the full terms and conditions, are published under “Bondholder information” at www.ubs.com/investors.

→     Refer to “Bondholder information” at www.ubs.com/investors  for more information on the capital instruments of UBS Group AG and UBS AG on a consolidated and on a standalone basis

→     Refer to “UBS Switzerland AG (standalone) regulatory information,” in “Disclosure for subsidiaries and branches” at www.ubs.com/investors,  for more information on the capital instruments of UBS Switzerland AG

Basel III Pillar 3 First Half 2016 report

Table 38: Composition of capital

		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated		30.6.16	30.6.16
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	28,245		1
2	Retained earnings	30,457		2
3	Accumulated other comprehensive income (and other reserves)	(5,954)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments	52,748
7	Prudential valuation adjustments	(63)
8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital²	(3,847)	(2,565)	4
9	Intangible assets, net of tax²	(272)		5
10	Deferred tax assets recognized for tax loss carry-forwards³	(4,619)	(3,079)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(2,332)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(349)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(390)
15	Defined benefit plans	(59)	(40)	10
16	Compensation and own shares-related capital components (not recognized in net profit)	(1,348)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)⁴	(822)	(1,116)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(339)
26b	Other deductions	(1,242)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(15,684)	(6,800)
29	Common equity tier 1 capital (CET1)	37,064	(6,800)

Table 38: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated		30.6.16	30.6.16
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	7,785
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards⁵	7,785		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in Group additional tier 1)	649	(649)	6
35	of which: instruments issued by subsidiaries subject to phase-out	649	(649)
36	Additional tier 1 capital before regulatory adjustments	8,434	(649)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(2,565)	2,565
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(2,565)	2,565
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,565)	2,565
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(2,565)	2,565
44	Additional tier 1 capital (AT1)	5,870	1,916
45	Tier 1 capital (T1 = CET1 + AT1)	42,934	(4,885)
46	Directly issued qualifying tier 2 instruments plus related stock surplus⁶	11,332		7
47	Directly issued capital instruments subject to phase-out from tier 2⁶	742	(742)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	12,074	(742)

Basel III Pillar 3 First Half 2016 report

Table 38: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated		30.6.16	30.6.16
52	Investments in own tier 2 instruments⁶	(3)	1	7, 8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	(3)	1
58	Tier 2 capital (T2)	12,072	(741)
	of which: high-trigger loss-absorbing capital⁵	890		13
	of which: low-trigger loss-absorbing capital⁶	10,441		7
59	Total capital (TC = T1 + T2)	55,006	(5,625)
	Amount with risk weight pursuant to the transitional arrangement (phase-in)		(2,831)
	of which: net defined benefit pension assets		(40)
	of which: DTA on temporary differences		(2,791)
60	Total risk-weighted assets	216,671	(2,831)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	17.1
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	19.8
63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.4
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets	8.3
65	of which: capital buffer requirement⁷	3.6
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement⁷	0.3
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	17.4
68a–f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non-significant investments in the capital of other financials	762
73	Significant investments in the common stock of financials	738
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	5,159
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the “References” column in “Table 37: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation."    2 The CHF 6,412 million (CHF 3,847 million and CHF 2,565 million) reported in line 8 includes goodwill on investments in associates of CHF 344 million and DTL on goodwill of CHF 56 million. The CHF 272 million reported in line 9 includes DTL on intangible assets of CHF 5 million.    3 The CHF 7,699 million (CHF 4,619 million and CHF 3,079 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 7,213 million deferred tax assets shown in the "Deferred tax assets" line in Table 37, because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 427 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table, respectively.    4 The CHF 1,938 million (CHF 822 million and CHF 1,116 million) deferred tax assets arising from temporary differences in line 21 differ from the CHF 4,939 million deferred tax assets on temporary differences shown in the “Deferred tax assets” line in Table 37, as the former relates only to the amount above the 10% threshold.    5 CHF 7,785 million and CHF 890 million reported in lines 32 and 58, respectively, of this table, include the following positions: CHF 4,397 million and CHF 2,411 million recognized in the "Debt issued" line in Table 37, CHF 1,209 million DCCP recognized in the "Other liabilities" line in Table 37 and CHF 658 million recognized in DCCP-related charge for regulatory capital purpose in line 16 of this table.    6 The CHF 12,074 million in line 51 includes CHF 10,441 million low-trigger loss-absorbing tier 2 capital recognized in the "Debt issued" line in Table 37, which is shown net of CHF 1 million investments in own tier 2 instruments reported in line 52 of this table and CHF 741 million phase-out capital recognized in the "Debt issued" line in Table 37, which is shown net of CHF 1 million investments in own tier 2 reported in line 52 of this table and high-trigger loss-absorbing capital of CHF 890 million reported in line 58.    7 The BCBS G-SIB requirements of 0.25% (line 67) are exceeded by our Swiss SRB capital buffer requirements (line 65) and therefore have no incremental impact on our buffer requirements.

Basel III capital requirements for G-SIBs

The BCBS has defined minimum Basel III capital requirements, which are being phased in from 1 January 2013 to 31 December 2018 and become fully effective on 1 January 2019. As of 30 June 2016, the minimum ratio requirements for common equity tier 1 (CET1) including capital conservation buffer and for total capital including capital conservation buffer were 5.125% and 8.625%, respectively. Moreover, global systemically important banks (G-SIBs) are subject to additional CET1 capital buffer requirements in the range from 1.0% to 3.5%. These additional buffer requirements are being phased in from 1 January 2016 to 31 December 2018 and become fully effective on 1 January 2019. The Financial Stability Board (FSB) has determined that UBS is a G-SIB, using an indicator-based methodology adopted by the BCBS. In November 2015, the FSB confirmed that, based on the year-end 2014 indicators, the relevant requirement for UBS Group is 1.0%.

BCBS requirements are minimum requirements that regulators must put in place in their respective jurisdictions. As our Swiss SRB capital requirements exceed the BCBS requirements, including the G-SIB buffer, UBS is not affected by these additional G-SIB requirements.

→     Refer to the “Capital management” section of our second quarter 2016 report for more information on phase-in arrangements, regulatory requirements and differences between the Swiss SRB and BIS capital regulations

→     Refer to  “Pillar 3, SEC filings & other disclosures" at www.ubs.com/investors  for more information on our G-SIB indicators

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  August 17, 2016